

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

> **Re: China BCT Pharmacy Group, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed January 7, 2011**
> **File No. 333-165161**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Executive Compensation, page 90

> Please revise this section to provide updated disclosure for the fiscal year ended December 31, 2010.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas Wardell, Esq.
        Douglas S. Eingurt, Esq.
        Fax: (404) 527-8890